Exhibit 99.1

Appendix 3G - Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Monday March 11, 2024

The +securities the subject of this notification are:

☑ +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDSAB	PERFORMANCE RIGHTS	40,090	06/03/2024

Refer to next page for full details of the announcement

Appendix 3G - Notification of Issue, Conversion or Payment up of Unquoted Equity Securities	1 / 6

Appendix 3G - Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

11/3/2024

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Appendix 3G - Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

☑ +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

☑ has an existing ASX security code (“existing class”)

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Appendix 3G - Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

WDSAB : PERFORMANCE RIGHTS

Date the +securities the subject of this notification were issued

6/3/2024

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

☑ Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

☑ Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Graham Tiver	Same	17,671

Shiva McMahon	Same	12,641

Elizabeth Westcott	Same	9,778

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Performance Rights under the Executive Incentive Scheme, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX:WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on the vesting of the rights.

Further information regarding the terms of the Executive Incentive Scheme can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2023-annual-report/2023-annual-report.pdf?sfvrsn=964007ef_17. See in particular the remuneration report on pages 80 - 104 and Note E.2 (c) in the notes to financial statements.

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

40,090

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Appendix 3G - Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,898,749,771

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAE : WEP EQUITY RIGHTS	9,159,800

WDSAB : PERFORMANCE RIGHTS	1,852,852

WDSAF : SWEP EQUITY RIGHTS	1,570,432

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Appendix 3G - Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

☑ No

5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

☑ No

5.2b Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

☑ Yes

5.2b.1 How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

40,090

5.2c Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

☑ No

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